UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SunCar Technology Group Inc. (the “Company”) furnishes under the cover of Form 6-K the following financial results for the quarter ended March 31, 2025:

SUNCAR TECHNOLOGY GROUP INC

SUNCAR TECHNOLOGY GROUP INC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025

ASSETS
Current assets
Cash	$26,865	$39,222
Restricted cash	2,647	2,597
Short-term investments	20,985	21,231
Accounts receivable, net	75,605	83,689
Prepaid expenses and other current assets, net	70,171	80,427
Total current assets	196,273	227,166

Non-current assets
Long-term investment	274	276
Property, software and equipment, net	27,664	26,548
Deferred tax assets, net	10,453	10,657
Other non-current assets	11,458	11,525
Right-of-use assets	606	509
Total non-current assets	50,455	49,515

TOTAL ASSETS	$246,728	$276,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$83,597	$84,363
Accounts payable	56,812	66,933
Deferred revenue	2,421	3,534
Tax payable	1,361	1,337
Accrued expenses and other current liabilities	5,792	5,320
Amount due to related parties, current	6,238	6,292
Operating lease liability, current	544	427
Total current liabilities	156,765	168,206

Non-current liabilities
Operating lease liability-non-current	21	17
Amount due to a related party, non-current	22,761	17,897
Warrant liabilities	947	947
Total non-current liabilities	23,729	18,861

Total liabilities	$180,494	$187,067

Commitments and contingencies (Note 17)

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2024 and March 31, 2025, respectively; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024, respectively; 58,988,351 and 55,983,284 Class A Ordinary shares issued and outstanding as of March 31, 2025, respectively)	$5	$6
Class B Ordinary shares (par value of US$0.0001 per share; 100,000,000 Class B December 31, 2024 and March 31, 2025, respectively; 46,659,565 and 46,659,565 Class B Ordinary shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	5	5
Additional paid in capital	208,701	236,560
Accumulated deficit	(195,387)	(198,789)
Accumulated other comprehensive loss	(1,432)	(2,966)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	11,892	34,816
Non-controlling interests	54,342	54,798
Total shareholders’ equity	66,234	89,614

TOTAL LIABILITIES AND SHARESHOLDERS’ EQUITY	$246,728	$276,681

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the three months ended March 31,
	2024	2025

Revenues
Auto eInsurance service	$33,473	$45,927
Technology service	7,538	10,665
Auto service	44,576	46,003
Total revenues	85,587	102,595

Operating cost and expenses
Integrated service cost	(44,488)	(48,422)
Promotional service expenses	(35,422)	(44,725)
Selling expenses	(4,983)	(6,063)
General and administrative expenses	(4,633)	(5,420)
Research and development expenses	(606)	(923)
Total operating costs and expenses	(90,132)	(105,553)

Operating loss	(4,545)	(2,958)

Other expenses
Financial expenses, net	(1,170)	(1,029)
Investment income	192	122
Other income, net	337	134
Total other expenses, net	(641)	(773)

Loss before income tax expense	(5,186)	(3,731)
Income tax benefit	199	84
Net loss	(4,987)	(3,647)

Less: Net loss attributable to non-controlling interests	(1,720)	(245)
Net loss attributable to the Company’s ordinary shareholders	(3,267)	(3,402)

Net loss per ordinary share
Basic and diluted	$(0.04)	$(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	89,505,058	102,432,043

Other comprehensive loss
Foreign currency translation difference	(845)	(1,203)
Total other comprehensive loss	(845)	(1,203)

Total comprehensive loss	(5,832)	(4,850)
Less: total comprehensive (loss) income attributable to non-controlling interest	(2,625)	86
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(3,207)	$(4,936)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total SunCar Technology Group Inc’s shareholder’	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2023	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(126,724)	$(1,367)	$16,078	$51,912	$67,990
Net loss	-	-	-	-	-	-	-	(3,267)	-	(3,267)	(1,720)	(4,987)
Share-based compensation	-	-	-	-	-	-	-	-	-	-	374	374
Foreign currency translation	-	-	-	-	-	-	-	-	60	60	(905)	(845)
Balance as of March 31, 2024	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(129,991)	$(1,307)	$12,871	$49,661	$62,532

Balance as of December 31, 2024	51,845,493	5	46,659,565	5	(200,000)	-	208,701	(195,387)	(1,432)	11,892	54,342	66,234
Net loss	-	-	-	-	-	-	-	(3,402)	-	(3,402)	(245)	(3,647)
Share-based compensation	-	-	-	-	-	-	-	-	-	-	370	370
Issuance of ordinary shares, net of offering costs	7,142,858	1	-	-	-	-	41,630	-	-	41,631	-	41,631
Shares repurchase	-	-	-	-	(2,805,067)	-	(13,771)			(13,771)		(13,771)
Foreign currency translation	-	-	-	-	-	-	-	-	(1,534)	(1,534)	331	(1,203)
Balance as of March 31, 2025	58,988,351	$6	46,659,565	$5	(3,005,067)	$-	236,560	$(198,789)	$(2,966)	$34,816	$54,798	$89,614

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the three months ended March 31,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,987)	$(3,647)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	1,291	1,130
Depreciation	1,105	1,272
Amortization of right-of-use assets	200	231
Share-based compensation of subsidiary	374	370
Loss on disposal of property, software and equipment	-	3
Deferred income tax benefit	(312)	(142)
Financing expense related to issuance of GEM Warrants	151	149
Changes in operating assets and liabilities:
Accounts receivable	115	(8,754)
Prepaid expenses and other current assets	(27,437)	(9,980)
Accounts payable	21,823	9,766
Deferred revenue	4,906	1,097
Accrued expenses and other current liabilities	(1,385)	(504)
Tax payable	-	(33)
Operating lease liabilities	(217)	(157)
Amount due to related parties	73	(66)
Total net cash used in operating activities	(4,300)	(9,265)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, software and equipment	(168)	(17)
Proceeds from disposal of property, software and equipment	-	1
Purchase of short-term investment	(21,059)	(122)
Proceeds from the redemption of short-term investment	21,362	-
Purchase of other non-current assets	(4,211)	-
Total net cash used in investing activities	(4,076)	(138)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loan	26,417	29,535
Repayments of short-term loan	(27,127)	(29,260)
Repayments of payables to a related party	-	(4,998)
Shares repurchase	-	(13,771)
Proceeds from issuance of ordinary shares, net of issuance cost	-	41,631
Total net cash (used in) provided by financing activities	(710)	23,137

Effect of exchange rate changes	(464)	(1,427)

Net change in cash and restricted cash	(9,550)	12,307

Cash and restricted cash, beginning of the period	$33,595	$29,512
Cash and restricted cash, end of the period	$24,045	$41,819

Reconciliation of cash and restricted cash to the unaudited condensed consolidated balance sheets:
Cash	$21,396	$39,222
Restricted cash	$2,649	$2,597
Total cash and restricted cash	$24,045	$41,819

Supplemental disclosures of cash flow information:
Income tax paid	$112	$91
Interest expense paid	$953	$869

Supplemental disclosures of non-cash flow information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$63	$33
Prepaid financing expense related to issuance of GEM Warrants	$1,291	$685

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology.

Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, the separate corporate existence of Goldenbridge ceasing and SunCar Technology continuing as the surviving corporation; (ii) the Merger Sub was merged with and into SunCar, the Merger Sub ceasing and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing auto eInsurance service, technology service and auto service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), Goldenbridge and SunCar Technology consummated the closing of the Transaction of Goldenbridge and SunCar Technology, following the approval at a Special Meeting of the shareholders on April 14, 2023. Following the consummation of the Transaction, Goldenbridge as a wholly-owned subsidiary of SunCar Technology and the outstanding shares of Goldenbridge being converted into the right to receive shares of SunCar Technology, the combined company will retain the SunCar Technology name.

SunCar was determined to be the accounting acquirer given it effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Goldenbridge was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. SunCar is determined as the accounting acquirer and the historical financial statements of SunCar became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares and Convertible Preferred Shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

As of March 31, 2025, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.33%	Auto eInsurance service
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	83.94%	Auto service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2023 and 2024.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b).	Basis of presentation

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(c).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $496 recognized as of January 1, 2023. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

(d).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model.

(e).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, short-term investments, other receivables included in prepayments and other current assets, long-term investment, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities, and warrant liabilities. As of December 31, 2024 and March 31, 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

(f).	Revenue recognition

The Group’s revenues are mainly generated from providing auto eInsurance service, technology service and auto service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto eInsurance Service

The Group provides auto eInsurance service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. The commissions are determined as a percentage of premiums paid by the insured. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Auto service

The Group defines enterprise customers as the Group’s customers and the Group sells auto service coupons to enterprise customers, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon has expired but not used.

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the three months ended March 31,
	2024	2025
Revenue recognized at a point of time	$78,049	$91,930
Revenue recognized over time	7,538	10,665
Revenues	$85,587	$102,595

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2024 and March 31, 2025.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $2,421 and $3,534 as of December 31, 2024 and March 31, 2025, respectively. During the three months ended March 31, 2024 and 2025, the Group recognized $1,962 and $1,536 that was included in deferred revenue balance at January 1, 2024 and 2025, respectively.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(g).	Share-based compensation

The Group grants restricted share units (“RSUs”) of the Company and its subsidiary, SunCar Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

(h).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	December 31,	March 31,
	2024	2025
Balance sheet items, except for equity accounts	7.2993	7.2567

	For the three months ended March 31,
	2024	2025
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.1885	7.2728

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(i).	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group has adopted ASU2023-07 for annual periods beginning from January 1, 2024 (See Note 3).

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement..

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024–04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In February 2025, the FASB issued ASU 2025-02, Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”) amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has three reportable segments for continuing operations, including auto eInsurance business, technology service and auto service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the three months ended March 31, 2024
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$33,473	$7,538	$44,576	$-	$85,587
Operating cost and expenses
Integrated service cost	-	(4,061)	(40,427)	-	(44,488)
Promotional service and selling expenses	(35,957)	(3,044)	(1,404)	-	(40,405)
General and administrative expenses	(1,052)	(268)	(2,721)	(592)	(4,633)
Research and development expenses	(16)	(85)	(505)	-	(606)
Total operating costs and expenses	(37,025)	(7,458)	(45,057)	(592)	(90,132)
Total other expenses, net (1)	(65)	(73)	(352)	(151)	(641)
Segment (loss) income before tax	$(3,617)	$7	$(833)	$(743)	$(5,186)

	For the three months ended March 31, 2025
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$45,927	$10,665	$46,003	$-	$102,595
Operating cost and expenses
Integrated service cost	-	(6,292)	(42,130)	-	(48,422)
Promotional service and selling expenses	(45,464)	(3,775)	(1,549)	-	(50,788)
General and administrative expenses	(1,230)	(1,775)	(1,405)	(1,010)	(5,420)
Research and development expenses	(230)	(211)	(482)	-	(923)
Total operating costs and expenses	(46,924)	(12,053)	(45,566)	(1,010)	(105,553)
Total other income (expenses), net (1)	56	(73)	(645)	(111)	(773)
Segment loss before tax	$(941)	$(1,461)	$(208)	$(1,121)	$(3,731)

(1)	Included net of financial expenses, investment income and others.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The total assets by segments as of December 31, 2024 and as of March 31, 2025 were as follows:

	December 31,	March 31,
	2024	2025
Segment assets
Auto eInsurance service	$56,769	$67,491
Technology service	39,391	16,021
Auto service	148,630	180,834
Others	1,938	12,335
Total segment assets	$246,728	$276,681

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	March 31,
	2024	2025
Accounts receivable	$97,467	$106,812
Allowance for credit losses	(21,862)	(23,123)
Accounts receivable, net	$75,605	$83,689

The Group recognized credit losses of $1,291 and $1,130 for the three months ended March 31, 2024 and 2025.

The movement of allowance for credit losses for the three months ended March 31, 2024 and 2025 were as following:

	For the three months ended March 31,
	2024	2025
Balance at the beginning of the period	$21,144	$21,862
Additions	1,291	1,130
Foreign currency translation	(358)	131
Balance at the end of the period	$22,077	$23,123

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,	March 31,
	2024	2025
Advances to suppliers	$65,753	$75,675
Value-added tax (“VAT”) receivables	2,301	2,544
Receivables from third parties (1)	1,000	1,000
Prepaid financing expense (2)	835	685
Others	412	691
Prepaid expenses and other current assets	70,301	80,595
Allowance for credit losses	(130)	(168)
Prepaid expenses and other current assets, net	$70,171	$80,427

(1)	It represented advance to the employees for Company’s daily operation.

(2)	It represented prepaid financing expense related to issuance of GEM Warrants (See Note 10).

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The Group assessed the collectability of prepayments and other current assets, and did not record credit losses for the three months ended March 31, 2024 and 2025, respectively. The movement of allowance for credit losses for the three months ended March 31, 2024 and 2025 were as following:

	For the three months ended March 31,
	2024	2025
Balance at the beginning of the period	$172	$130
Foreign currency translation	(3)	38
Balance at the end of the period	$169	$168

6.	PROPERTY, SOFTWARE AND EQUIPMENT, NET

Property, software and equipment, net, consisted of the following:

	December 31,	March 31,
	2024	2025
Cost
Computer software (i)	$31,534	$31,720
Electronic equipment	13,210	13,301
Vehicles	828	833
Building	691	695
Office equipment and furniture	184	185
Leasehold improvements	22	2
Total	46,469	46,736
Less: accumulated depreciation	(18,805)	(20,188)
Property, software and equipment, net	$27,664	$26,548

(i)	From 2022 onwards, part of hybrid cloud platform developed with the assistance of a third-party cloud service provider were progressively completed and deemed substantially ready for use, and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide auto eInsurance service and auto service to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $1,105 and $1,272 for the three months ended March 31, 2024 and 2025, respectively.

During the three months ended March 31, 2024 and 2025, the Group recorded no impairment loss of property, software and equipment.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

7.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,	March 31,
	2024	2025
Other cloud infrastructure	$11,458	$11,525
	$11,458	$11,525

Other non-current assets primarily consisted of other cloud infrastructure under construction, which was not available for use as of March 31, 2025. Private clouds were completely transferred to computer software in December 2024.

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,	March 31,
	2024	2025
Project Deposits	3,904	3,137
Payroll payable	717	734
Value added taxes and other taxes payable	370	449
Subscription amount received for unvested restricted shares	288	289
Other accrued expenses	513	711
Total accrued expenses and other liabilities	$5,792	$5,320

9.	LEASES

The Group has entered into operating lease agreements for certain offices, which are mostly located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	December 31,	March 31,
	2024	2025
Operating lease right-of-use assets, net	$606	$509

Lease liabilities - current	$544	$427
Lease liabilities – non-current	21	17
Total operating lease liabilities	$565	$444

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The components of lease expenses were as follows:

	For the three months ended March 31,
	2024	2025
Lease cost
Amortization of right-of-use assets	$200	231
Interest of operating lease liabilities	14	6
Total Lease cost	$214	$237

For the three months ended March 31, 2024 and 2025, the short-term lease expenses amounted to $35 and $40, respectively.

Other information related to leases where the Group is the lessee is as follows:

	For the three months ended March 31,
	2024	2025

Weighted-average remaining lease term	1.00	0.42
Weighted-average discount rate	4.30%	4.11%

As of March 31, 2025, the following is a schedule of future minimum payments under the Group’s operating leases:

For the calendar year ended March 31,	Operating Leases
Remainder of 2025	411
2026	40
Total lease payments	451
Less: imputed interest	(7)
Total	$444

10.	WARRANTS

GEM Warrant

On November 4, 2022, Auto Services Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Services Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. As of March 31, 2025, the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of $11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The GEM Warrant met the criteria for equity classification. Pursuant to GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of $151 and $149 for the three months ended March 31, 2024 and 2025.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants in whole, and not in part, at a price of $0.01 per warrant:

(i)	If, and only if the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 day’s prior written notice of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii)12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028), and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering, the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants were of $17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The table summarize the status of warrants outstanding and exercisable as of March 31, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2024	12,431,674	$10.72
Warrants exercisable, as of December 31, 2024	12,431,674	$10.72
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of March 31, 2025	12,431,674	$10.72
Warrants exercisable, as of March 31, 2025	12,431,674	$10.72

As of March 31, 2025, the Company had 12,431,674 warrants outstanding to purchase 9,574,077 Class A Ordinary Shares with weighted average exercise price of $10.72 per share and remaining contractual lives of 2.81 years.

11.	SHARE-BASED COMPENSATION

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 ($3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $374 and $370 of compensation expenses were recorded for the three months ended March 31, 2024 and 2025.

As of March 31, 2025, the unrecognized compensation expense related to restricted shares amounted to $740, which will be recognized over a weighted-average period of 0.44 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

12.	EQUITY

Issuance of ordinary shares

On February 5, 2025, the Group entered into an underwriting agreement with BTIG, LLC as the representative of the underwriters named therein, to issue and sell 7,142,858 Class A ordinary shares for total expected gross proceeds of approximately $50 million before underwriting discounts and commissions and offering expenses. The issuance was completed on February 7, 2025, the proceeds from issuance of ordinary shares, net of offering costs, amounted to approximately $41.6 million.

Shares Repurchase from public market

On February 7, 2025, the Group announced that its board of directors has authorized a share repurchase program (the “Share Repurchase Program”) to buy back up to $30 million of its outstanding Class A ordinary shares.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The following table sets forth repurchase activity under the Share Repurchase Program from inception through March 31, 2025:

	Total numbers of Class A Ordinary shares purchased	Average price paid per Class A Ordinary share
Periods
February 2025:
Open market purchases	1,644,809	$4.99
March 2025:
Open market purchases	1,160,258	$4.80
	2,805,067

13.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021 and December 2024. The certificate is valid for three years.

According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. According to Taxation [2023] No. 12 which was effective from January 1, 2023 to December 31, 2027, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million.

The income tax benefit consisted of the following components:

	For the three months ended March 31,
	2024	2025
Current income tax expenses	$113	$58
Deferred income tax benefit	(312)	(142)
Total income tax benefit	$(199)	$(84)

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

A reconciliation between the Group’s actual benefit for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the three months ended March 31,
	2024	2025
Loss before income tax expense	$(5,186)	$(3,731)
Computed income tax benefit with statutory tax rate	(1,297)	(932)
Additional deduction for research and development expenses	(108)	(95)
Tax effect of preferred tax rate	238	254
Tax effect of favorable tax rates on small-scale and low-profit entities	(19)	140
Tax effect of non-deductible items	17	26
Changes in valuation allowance	970	523
Income tax benefit	$(199)	$(84)

As of December 31, 2024 and March 31, 2025, the significant components of the deferred tax assets are summarized below:

	December 31,	March 31,
	2024	2025
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,570	$5,604
Temporary difference in research and development costs	3,033	3,054
Accrued expense	391	392
Net operating loss carried forward	11,325	11,721
Share-based compensation	295	352
Allowance for credit losses	3,679	3,976
Total deferred tax assets	24,293	25,099
Valuation allowance	(13,840)	(14,442)
Deferred tax assets, net of valuation allowance	$10,453	$10,657

Changes in valuation allowance are as follows:

	December 31,	March 31,
	2024	2025
Balance at the beginning of the period	$11,820	$13,840
Additions	2,344	517
Foreign currency translation adjustments	(324)	85
Balance at the end of the period	$13,840	$14,442

As of December 31, 2024 and March 31, 2025, the Group had net operating loss carryforwards of approximately $48,347 and $49,772, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2024 and March 31, 2025, the Group had net operating loss carryforwards of approximately $82,600 and $83,721, respectively, which arose from the Parent Company and the Group’s non-PRC subsidiaries. As of December 31, 2024 and March 31, 2025, deferred tax assets from the net operating loss carryforwards amounted to $11,325 and $11,721, respectively, and the Group has recorded valuation allowances of $13,840 and $14,442 as of December 31, 2024 and March 31, 2025, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

As of March 31, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

Remainder of 2025	$4,498
2026	5,134
2027	17,164
2028	14,144
2029	6,586
2030	2,246
Infinite	83,721
Total	$133,493

14.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the three months ended March 31,
	2024	2025
Numerator:
Net loss attributable to the company’s ordinary shareholders	$(3,267)	$(3,402)
Numerator for basic and diluted net loss per share calculation	$(3,267)	$(3,402)

Denominator:
Weighted average number of ordinary shares	89,505,058	102,432,043

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.04)	$(0.03)

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.04)	$(0.03)

For the three months ended March 31, 2024 and 2025, warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in three months ended March 31, 2024 and 2025 were 1,600,000 and 1,600,000, respectively.

15.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and March 31, 2025:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer
Mr. Lei Zhunfu	Chief Technology Officer and Chief Operating Officer of the Company

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Balances with related parties

Amount due to related parties

	December 31,	March 31,
	2024	2025

Amount due to related parties, current
Other payables (1)
Shengda Group	5,718	5,867
Mr. Lei Zhunfu	520	425
	$6,238	$6,292
Amount due to a related party, non-current
Payables due to the transfer of SunCar Online (2)
Shengda Group	22,761	17,897
	$22,761	$17,897

(1)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

(2)

On December 3, 2021, Shengda Group transferred all of its equity interest, which was 55.09% as of the transfer date, of SunCar Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SunCar Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. In January, 2025, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2028. Therefore, the Group reclassified the balance to non-current portion after the extension.

As of December 31, 2023, the Group repaid the debt owed to Shengda Group of $10,000.

For the year ended December 31, 2024, the Group repaid the debt owed to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of $6.2 million. The non-cash gains from the difference of repurchase price and transfer price of $4.5 million were charged to additional-paid-in capital since Shengda Group and the Group were under common control.

As of March 31, 2025, the Group repaid the debt owed to Shengda Group of $5.0 million through entering into debt offset agreement with a third party.

16.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the three months ended March 31,
	2024	2025
Percentage of the Group’s total revenue
Customer A	19%	11%
Customer B	19%	21%
Customer C	18%	15%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	December 31,	March 31,
	2024	2025
Percentage of the Group’s accounts receivable
Customer D	22%	22%
Customer E	16%	11%
Customer F	15%	16%
Customer G	10%	*

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the three months ended March 31,
	2024	2025
Percentage of the Group’s total purchase
Supplier A	13%	16%
Supplier B	11%	11%
Supplier C	*	14%

*	represent percentage less than 10%

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of March 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	64
1-3 years	1
Total	65

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of other cloud infrastructure. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of March 31, 2025 was $4,865, which was expected to be paid within 1 year.

18.	SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2025, through the issuance date, May 21, 2025, of the consolidated financial statements, except for the events mentioned below, the Company did not identify any other subsequent events occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

In an arbitration that took place in New York involving GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) that sought monetary damages against Auto Services Group Limited (“ASGL”) concerning an alleged breach of contractual obligations, the arbitration tribunal issued an award at the end of April, 2025 (the “Award”). The Award requires ASGL to pay GEM $2.8 million plus simple interest at 9% per annum. GEM filed an application to convert the Award to a money judgment on May 9, 2025, which is currently pending enforcement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in the Form 20-F for the year ended December 31, 2024.

Business Overview

We are a leading provider of cloud and mobile app-based auto eInsurance services, technology services, and auto services in China. We generate revenue from selling our auto eInsurance services, technology services, and auto services.

For our auto eInsurance business, we facilitate the sale of auto insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies which are typically a percentage of the premium paid by the policy holder. We implement, automate, and streamline the insurance purchasing process through our proprietary cloud and mobile apps which connect our customers to the full spectrum of products from the leading insurers in China.

We operate our technology services business by providing technical software and consulting related to auto eInsurance and auto services. We have built modular software tools such as customer relationship management (CRM), order management, finance management, and visual analysis systems, which run on our proprietary hybrid cloud platform. Our insurance sales partners and auto services providers use all or some of these online tools to manage their daily work, allowing them the opportunity to monetize the software we have built.

We operate our auto service business by offering customized auto services to our enterprise customers (our “auto service partners”), who include major banks, insurance companies, and other enterprises all of whom have end customer demands for auto services. These auto services include necessary maintenance as well as regular detailing services. Our auto services are ultimately provided to the end-consumers of our enterprise customers by the auto service providers we select to be suppliers on our service network.

Significant Factors Impacting Financial Results

Relationships with Customers

For the auto eInsurance business, we distribute auto insurance products on behalf of well-known insurance companies in China. For the auto service business, our customers are enterprises mainly consisting of banks, insurance companies, telecom companies, airlines and other large corporations. It is critical for us to maintain good relationships and obtain recognition from both our enterprise customers and their end customers. We need to keep growing our business, building our brand influence, and improving the quality of service to attract new customers, solidify relationships with existing customers, and deliver a satisfactory service experience to the end-consumer. Positive feedback from the end-consumer encourages our customers to deepen their business relations with us.

Cooperation with Service Providers

For the auto eInsurance business, we collaborate with a variety of external referral sources to expand our market penetration and broaden our customer base. We have built up a network of external sales partners, including offline after-sales networks who have frequent exposure to car owners, major online platforms with significant user traffic, and emerging EV OEMs and service providers. Our strong relationships with external referral sources are crucial for us to attract end customers for our auto eInsurance business.

For the auto service business, we rely on auto service providers to deliver a variety of auto-related services to the end customers of our enterprise customers. Positive feedback from end customers is dependent on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition, and results of operations may be materially and adversely affected.

Operating Efficiency of our Business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a percentage of revenues as we improve our operating efficiency and achieve greater economies of scale.

The synergies between our auto eInsurance and auto service businesses enable the symbiotic growth of both segments. As we continue to develop our nationwide automotive service provider network, these service providers become sales partners in our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as customers of our auto service.

Our business is built on a multi-tenant cloud platform which we have continued to integrate in both our customers systems as well as our service and sales networks. We are in the process of adding AI intelligence and digital processes to all our internal workflows as well as to the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to deploy cutting-edge technology including AI, big data, and Robotics Process Automation (“RPA”), to iteratively upgrade our platform with new features and better performance.

As discussed in our Annual Report for the year ended December 31, 2024, we established the Anji AI Technology Service Center (“ATSC”) to leverage DeepSeek AI capabilities to help our partners sell new policies, policy renewals, and extended warranties. In the first quarter of 2025, we have seen promising early results from these AI initiatives, with improved customer engagement metrics and enhanced cross-selling capabilities across our product portfolio. We believe our AI-driven strategy will continue to be a key differentiator across our business segments.

Regulations

Our auto eInsurance business, like all insurance-related businesses in China, is extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), and subject to regulations including but not limited to PRC Insurance Law and Regulatory Provisions on Professional Insurance Agencies. Aspects of our auto eInsurance business which are regulated include terms and premium rates of the insurance products we distribute for major insurance companies, the commission rates we earn, as well as the way we operate our auto eInsurance business in general. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impacts on the revenue and profitability of our auto eInsurance business. This is particularly the case if we are not able to increase our policy volume and sales efficiency to compensate for the effect of such regulatory changes or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressure: a general pressure from an inflation-related economic slowdown, and a specific pressure from inflation on the price of fuel. First, we consider the impact of inflation on the business is immaterial as the operations are in China and China’s inflation rates have been relatively stable in the last three years and the first quarter of the year ended December 31, 2025: approximately 2.0%, 0.2% and 0.2% for the years ended December 31, 2022, 2023 and 2024, respectively and negative 0.1% for the three months ended March 31, 2025,. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it specifically impacts the automobile industry which still primarily relies on fossil fuel to power vehicles. Thus, with increasing fuel price, people may drive less and fewer people may choose to buy cars. As such, automotive-related industries, including insurance, technology services, and auto service industries, where we operate, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufacturers directly and indirectly require the insurance companies to develop insurance products designed for EVs. We believe that, as EVs become increasingly popular, insurance for EVs can effectively increase our revenues and offset the adverse impact brought by the increased fuel prices.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments, and estimates that we believe to have the most significant impact on our unaudited condensed consolidated financial statements are described below, which should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included elsewhere in this report of foreign private issuer on Form 6-K. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimates to be critical if: (i) the accounting estimates requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimates that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for credit losses; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues are mainly generated from providing auto eInsurance services, technology services, and auto services.

Auto eInsurance

We provide auto eInsurance distributing automobile insurance on behalf of the insurance companies and charging insurance companies intermediation service commissions. The commissions are determined as a percentage of premiums paid by the insured. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium has been collected from the insured. We have satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any auto eInsurance service commissions or fees prior to the receipt of the related premiums. No allowance for policy cancellations has been provided for intermediation services as cancellation of policies rarely occurs.

Technology Services

We provide technology services including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. We charge service fees based on monthly fixed price contracts for services provided, and recognize revenue over time during the service period.

Auto Services

We define enterprise customers as our customers and we sell auto service coupons to enterprise customers, where each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, transportation services and roadside assistance. We only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon to be a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand ready to perform a specific service within a limited duration. We act as a principal as we control access to the services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we have the ability to choose service providers, and are primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to the customers when a coupon is expired but not used.

Allowance for Credit Losses

Accounts receivable, net are stated at the original amounts less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$0.5 million recognized as of January 1, 2023. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

For the three months ended March 31, 2024 and 2025, we recognized US$1.3 million and US$1.1 million, respectively. A 10% increase in our credit losses provision would have increased our loss before income tax by 2.5% and 3.0% for the three months ended March 31, 2024 and 2025, respectively.

Valuation Allowance of Deferred Tax Assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the three months ended March 31, 2024 and 2025, we recognized a valuation allowance of deferred tax assets of US$1.0 million and US$0.5 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have increased net losses by 1.9% and 1.4% for the three months ended March 31, 2024 and 2025, respectively.

Useful Lives of Property, Software and Equipment

The estimated useful lives of the property, software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives
Vehicles	3-5 years
Office equipment and furniture	3-5 years
Electronic equipment	3 years
Building	20 years
Computer software	5, 10 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets

Key Components of Results of Operations

Revenue

Our Revenues are derived from auto eInsurance service, technology service and auto service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the three months ended March 31,
	2024		2025
	(in thousands, except for percentages)
Auto eInsurance service	$33,473	39%	$45,927	45%
Technology service	7,538	9%	10,665	10%
Auto service	44,576	52%	46,003	45%
Total	$85,587	100%	$102,595	100%

Auto eInsurance Service. We provide auto eInsurance service distributing automobile insurance products on behalf of insurance companies. Auto eInsurance services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. We recognize revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology Service. We operate our technology service business by providing technical software and consulting related to automobile services and insurance, including modular management tools such as customer relationship management, order management, finance management and visual analysis systems. For the use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Auto Service. We provide customized auto service to enterprises, who ultimately offer them to their end customers. These services include necessary maintenance as well as regular services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. We charge a service fee either based on the number of service items completed at a fixed price per item, or, charge for service coupons with a limited duration term, whether or not the services have been performed. We act as the principal supplier and control the access to the services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term have expired.

Operating costs and expenses

The following table sets forth our operating costs and expenses, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the three months ended March 31,
	2024		2025
	(In thousands, except for percentages)
Integrated service cost	$44,488	52%	$48,422	47%
Promotional service expenses	35,422	41%	44,725	44%
Selling expenses	4,983	6%	6,063	6%
General and administrative expenses	4,633	5%	5,420	5%
Research and development expenses	606	1%	923	1%
Total	$90,132	105%	$105,553	103%

Integrated service cost. The integrated service cost primarily consists of (i) service fees paid to suppliers engaged to provide technical support for our technology service; and (ii) service fees paid to auto service providers to provide customized service for end customers of its enterprise customers. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional Service Expenses. Promotional service expenses represent (i) promotional service fees to expand extensive networks primarily of auto eInsurance sales partners; and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging EV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling Expenses. Selling expenses primarily consist of (i) salaries and employment benefits for employees who work in the service lines; (ii) promotional service fees; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated on a straight-line basis over the estimated useful lives of the assets.

General and Administrative Expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and Development Expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities, and other related expenses to design, develop, and maintain the technology service platform and to support its internal and external customers, and for share-based compensation expenses.

Results of Operations

Three Months Ended March 31, 2025 compared with Three Months Ended March 31, 2024

The following table sets forth a summary of unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Revenue

	For the three months ended March 31,		Change
	2024	2025	Amount	%
Revenues
Auto eInsurance service	$33,473	$45,927	$12,454	37%
Technology service	7,538	10,665	3,127	41%
Auto service	44,576	46,003	1,427	3%
Total revenues	85,587	102,595	17,008	20%

Operating costs and expenses
Integrated service cost	(44,488)	(48,422)	(3,934)	9%
Promotional service expenses	(35,422)	(44,725)	(9,303)	26%
Selling expenses	(4,983)	(6,063)	(1,080)	22%
General and administrative expenses	(4,633)	(5,420)	(787)	17%
Research and development expenses	(606)	(923)	(317)	52%
Total operating costs and expenses	(90,132)	(105,553)	(15,421)	17%

Operating loss	(4,545)	(2,958)	1,587	-35%

Other expenses
Financial expenses, net	(1,170)	(1,029)	141	-12%
Investment income	192	122	(70)	-36%
Other income, net	337	134	(203)	-60%
Total other expenses, net	(641)	(773)	(132)	21%

Loss before income tax benefit	(5,186)	(3,731)	1,455	-28%
Income tax benefit	199	84	(115)	-58%
Net loss	(4,987)	(3,647)	1,340	-27%
Other comprehensive loss
Foreign currency translation difference	(845)	(1,203)	(358)	42%
Total comprehensive loss	$(5,832)	$(4,850)	$982	-17%

Our total revenue increased by 20% from US$85.6 million for the three months ended March 31, 2024 to US$102.6 million for the three months ended March 31, 2025.

Auto eInsurance service. Auto eInsurance service revenue increased by 37% from US$33.5 million for the three months ended March 31, 2024 to US$45.9 million for three months ended March 31, 2025, which was driven by the increasing number of insurance policies sold for the three months ended March 31, 2025. We ranked first in terms of auto insurance premiums for EVs in China. EV sales have been increasing sharply in recent years, and thus, the revenue of our auto eInsurance business has been rising rapidly.

Technology service. Technology service revenue increased by 41% from US$7.5 million for the three months ended March 31, 2024 to US$10.7 million for the three months ended March 31, 2025. With growing demands to efficiently manage their businesses, more enterprise customers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our enterprise customers into our technology service customers. Through the application of our Private Cloud Platform, our development process was simplified, and we can easily integrate various tools for software development, testing, operations and maintenance. This has strengthened our software platform and increased its business capacity to better serve the customers’ needs.

Auto service. Auto service revenue increased by 3% from US$44.6 million for the three months ended March 31, 2024 to US$46.0 million for the three months ended March 31, 2025. The increase was driven by the increase of service orders in the first three months of 2025. The extensive service network we developed is able to serve more enterprise customers and complete more auto services in 2025.

Operating costs and expenses. Operating costs and expenses increased by 17% from US$90.1 million for the three months ended March 31, 2024 to US$105.6 million for the three months ended March 31, 2025, such increase is in line with the increase of overall revenue.

Integrated service cost. Integrated service cost increased by 9% from US$44.5 million for the three months ended March 31, 2024 to US$48.4 million for the three months ended March 31, 2025. The increase of integrated service costs was in line with the increase of revenue in our technology service and auto service revenue.

Promotional service expenses. Promotional service expenses increased by 26% from US$35.4 million for the three months ended March 31, 2024 to US$44.7 million for the three months ended March 31, 2025. The increase in promotional service expenses was in line with the increase of revenue in our auto eInsurance service.

Selling expenses. Selling expenses increased by 22% from US$5.0 million for the three months ended March 31, 2024 to US$6.1 million for the three months ended March 31, 2025, primarily due to the increase in expense of US$0.7 million for market expansion and US$0.2 million depreciation of fixed assets.

General and administrative expenses. General and administrative expenses increased by 17% from US$4.6 million for the three months ended March 31, 2024 to US$5.4 million for the three months ended March 31, 2025, primarily due to the increase of US$0.7 million in consulting fees and US$0.1 million in office expenses.

Research and development expenses. Research and development expenses increased by 52% from US$0.6 million for the three months ended March 31, 2024 to US$0.9 million for the three months ended March 31, 2025, primarily due to an increase of US$0.3 million in technology service fees due to the increase in external services.

Net loss and Adjusted EBITDA. Net loss decreased by US$1.3 million, to US$3.6 million for the three months ended March 31, 2025. Adjusted EBITDA increased by US$1.8 million, to negative US$1.3 million for the three months ended March 31, 2025. See our reconciliation of net loss to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures”.

Non-GAAP Financial Measures

In addition to our results being determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to capital raises, is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as Net loss adjusted for depreciation and amortization, financial expenses, net, investment income, other non-recurring income, net, income tax benefit, share-based compensation and non-recurring expenses related to capital raises.

Net loss margin is defined as net loss divided by total revenues, and Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenues.

The following table reconciles net loss to Adjusted EBITDA for the three months ended March 31, 2024 and 2025.

	For the three months ended March 31,
	2024	2025
	(In thousands)
Net loss	$(4,987)	$(3,647)
Depreciation	1,105	1,272
Financial expenses, net	1,170	1,029
Investment income	(192)	(122)
Other non-recurring income, net	(337)	(134)
Income tax benefit	(199)	(84)
Share-based compensation (1)	374	370
Transaction fees (2)	-	15
Adjusted EBITDA	$(3,066)	$(1,301)
Net Loss Margin	(5.8)%	(3.6)%
Adjusted EBITDA Margin	(3.6)%	(1.3)%

(1)	Non-cash expense related to compensation costs for equity classified awards by the subsidiary.

(2)	Includes non-recurring transaction related fees and expenses associated with the Company’s capital raises.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the three months ended March 31, 2024 and 2025 as it did not have assessable profit during the periods presented.

PRC

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. According to Taxation [2023] No. 12 which was effective from January 1, 2023 to December 31, 2027, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of our subsidiaries, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021 and December 2024, which would be effective for 3 years. Shengda Automobile, one of our key subsidiaries, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021 and December 2024, which would be effective for 3 years.

Dividends paid by its wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If its intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by its wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If our holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the three months ended March 31,
	2024	2025
	(in thousands)
Net cash used in operating activities	$(4,300)	$(9,265)
Net cash used in investing activities	(4,076)	(138)
Net cash (used in) provided by financing activities	(710)	23,137
Effect of exchange rate changes	(464)	(1,427)
Net (decrease) increase in cash and restricted cash	$(9,550)	$12,307

Our principal sources of liquidity have been cash provided from bank borrowings and revenue generated from business operations. As of March 31, 2025, we had US$39.2 million in cash, and US$2.6 million restricted cash, of which US$28.5 million in cash and US$2.6 million in restricted cash were denominated in Renminbi held at banks located in China, US$10.7 million in cash was denominated in US dollar and HK dollar held at banks located in United States and Hong Kong.

We believe that our current cash on hand, short-term investments, and cash provided by equity securities will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We expect that substantially all of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2025 was US$9.3 million, as compared to net loss of US$3.6 million. The difference between net loss and net cash used in operating activities was primarily attributable to (i) a non-cash adjustment of depreciation of US$1.3 million, provision for credit losses of US$1.1 million, (ii) an increase of prepaid expenses and other current assets of US$10.0 million due to the increase of advances to suppliers for the expansion of business, (iii) an increase of accounts receivable of US$8.8 million due to the increase of sales, and partially offset by (i) an increase of accounts payable of US$9.8 million primarily due to the growth of our technology service business, (ii) increase of deferred revenue of US$1.1 million.

Net cash used in operating activities for the three months March 31, 2024 was US$4.3 million, as compared to net loss of US$5.0 million. The difference between net loss and net cash used in operating activities was primarily attributable to (i) a non-cash adjustment of provision for credit losses of US$1.3 million, depreciation of US$1.1 million, (ii) an increase of prepaid expenses and other current assets of US$27.4 million due to the increase of advances to suppliers for the expansion of business, (iii) a decrease of accrued expenses and other current liabilities of US$1.4 million, and partially offset by (i) an increase of accounts payable of US$21.8 million due to the growth of our auto service business and (ii) increase of deferred revenue of US$4.9 million.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2025 was US$0.1 million, primarily for the purchase of short-term investment.

Net cash used in investing activities for the three months ended March 31, 2024 was US$4.1 million, primarily consisting of US$21.1 million in purchase of short-term investment and US$4.2 million in purchase of other non-current assets, and offset by proceeds from the redemption of short-term investments of US$21.4 million.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2025 was US$23.1 million, consisting primarily of proceeds from issuance of ordinary shares, net of issuance cost of US$41.6 million and proceeds of short-term bank borrowings of US$29.5 million, and offset by repayments of from short-term bank borrowings of US$29.3 million, repurchase of shares of US$13.8 million and repayments of payables to a related party of US$5.0 million.

In February 2025, our Board of Directors authorized the $30 million share repurchase program reflecting management’s confidence in our long-term growth prospects and commitment to delivering shareholder value. During the first quarter, we repurchased 2,805,067 shares at an average price of $4.91 per share for a total of $13.8 million. We believe these repurchases represent an attractive use of capital given our strong growth profile and improving operational metrics.

Net cash used in financing activities for the three months ended March 31, 2024 was US$0.7 million, consisting primarily of repayments of short-term bank borrowings of US$27.1 million, and offset by proceeds from short-term bank borrowings of US$26.4 million.

Capital Expenditures

Our capital expenditures are primarily incurred for the purchase of software and equipment, and the development of our Cloud Platform. Our capital expenditures were US$4.4 million and US$0.02 million, for the three months ended March 31, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and bank borrowings. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$431	$20	$451
Lease payment of property management fee and short-term lease	$64	$1	$65
Capital payment	$4,865	$-	$4,865
Short-term borrowings	$84,363	$-	$84,363

We recorded rental expenses of US$0.2 million and US$0.3 million for the three months ended March 31, 2024 and 2025, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of March 31, 2025.

We also have certain capital commitments that are primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statement was US$4.9 million as of March 31, 2025. All of the capital commitments will be fulfilled according to the investment payment schedule.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, the Chairman of the Board of Directors, was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, we were liable to Shengda Group of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online as of December 31, 2022. Additionally, we were liable to Shengda Group of $4.7 million for the ordinary course of operation, which was interest-free, unsecured, and could be settled on demand. In the share purchase agreement dated March 1, 2022, we agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, we negotiated with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”) and consented to have an extension of payment to extend the repayment due date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment. In January 2025, we negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2028.

In 2023, we repaid the debt owed to Shengda Group of US$10 million. In the first three quarters of 2024, we repaid the debt owed to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of US$6.2 million. The non-cash gains from the difference of repurchase price and transfer price of US$4.5 million were charged to additional-paid-in capital.

In the first quarter of 2025, we repaid the debt owed to Shengda Group of $5.0 million through entering into debt offset agreement with a third party.

As of March 31, 2025, the payables due to the transfer of SunCar Online was US$17.9 million, and other payables were US$5.9 million to Shengda Group and US$0.4 million to Mr. Lei Zhunfu for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

B. Liquidity and Capital Resources

Please see “Operating Results-Liquidity and Capital Resources” above.

C. Research and Development, Patents and Licenses, etc.

For the three months ended March 31, 2024 and 2025, our research and development expenses were US$0.6 million, and US$0.9 million, respectively. Research and development expenses consist primarily of payroll and employee benefits for research and development, employees, rental expense, utilities, and other related expenses related to designing, developing, and maintaining the technology service platform to support its internal and external customers. We expect spending in research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value to its business partners.

D. Trend Information

Other than as disclosed in this Report, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of March 31, 2025 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Please see “Operating Results-Critical Accounting Estimates” above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: May 21, 2025	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)